Exhibit 4.2

CERTIFICATE OF AMENDMENT TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

VICAL INCORPORATED

Vical Incorporated, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST: The name of the corporation is Vical Incorporated.

SECOND: The date of filing of its original Certificate of Incorporation with the Secretary of State of Delaware was April 30,1987.

THIRD: At a meeting of the Board of Directors of Vical Incorporated, resolutions were duly adopted providing that the first sentence of Paragraph A of Article IV of the Restated Certificate of Incorporation of Vical Incorporated, as amended, shall be amended and restated to read in its entirety as follows:

“Classes of Stock. The total number of shares of all classes of capital stock which the corporation shall have authority to issue is Eighty-Five Million (85,000,000), of which Eighty Million (80,000,000) shares of the par value of One Cent ($0.01) each shall be Common Stock (the “Common Stock”) and five million (5,000,000) shares of the par value of One Cent ($0.01) each shall be Preferred Stock (the “Preferred Stock”).”

FOURTH: This Certificate of Amendment to the Restated Certificate of Incorporation was duly adopted at the annual meeting of the stockholders, which was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, by the holders of at least a majority of the corporation’s outstanding stock in accordance with section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS THEREOF, Vical Incorporated has caused this certificate to be signed by the undersigned officer, thereunto duly authorized, this 19th day of May, 2006.

VICAL INCORPORATED

By:
Vijay B. Samant
President and CEO